FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2015 First Quarter

(April 1, 2014 through June 30, 2014)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2015 First Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

August 5, 2014

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL Representative	: :	http://www.toyota.co.jp Akio Toyoda, President
Contact person	:	Hiroshi Nishida, Project General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	August 8, 2014
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2015 First Quarter (April 1, 2014 through June 30, 2014)

(1)	Consolidated financial results (For the three months ended June 30)

	(% of change from previous first quarter)
	Net revenues		Operating income		Quarterly income before income taxes and equity in earnings of affiliated companies		Quarterly net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2015 first quarter	6,390,688	2.2	692,728	4.4	771,826	6.6	587,774	4.6
FY2014 first quarter	6,255,319	13.7	663,383	87.9	724,163	74.4	562,194	93.6

(Note)  Quarterly comprehensive income: FY2015 first quarter 584,618 million yen (-40.7%), FY2014 first quarter 985,532 million yen (— %)

	Quarterly net income attributable to Toyota Motor Corporation per share – Basic	Quarterly net income attributable to Toyota Motor Corporation per share – Diluted
	Yen	Yen
FY2015 first quarter	185.43	185.34
FY2014 first quarter	177.45	177.32

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2015 first quarter	41,455,717	15,458,288	14,714,033	35.5
FY2014	41,437,473	15,218,987	14,469,148	34.9

2.	Cash Dividends

Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2014	—	65.00	—	100.00	165.00
FY2015	—
FY2015 (forecast)		—	—	—	—

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of Consolidated Results for FY2015 (April 1, 2014 through March 31, 2015)

	(% of change from FY2014)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	25,700,000	0.0	2,300,000	0.3	2,390,000	-2.1	1,780,000	-2.4	561.54

(Note) Revisions to the forecast of consolidated results since the latest announcement: none

Notes

(1)	Changes in significant subsidiaries during the current quarter
(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 5 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2015 first quarter 3,417,997,492 shares, FY2014 3,447,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2015 first quarter 248,146,459 shares,
FY2014 278,231,473 shares

(iii)	Average number of shares issued and outstanding in each period: FY2015 first quarter 3,169,812,004 shares,
FY2014 first quarter 3,168,225,188 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

TOYOTA MOTOR CORPORATION    FY2015 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2015 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Qualitative Information Concerning Consolidated Financial Results for FY2015 First Quarter

(1) Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 9 thousand units, or 0.4%, to 2,241 thousand units in FY2015 first quarter (the three months ended June 30, 2014) compared with FY2014 first quarter (the three months ended June 30, 2013). Vehicle unit sales in Japan decreased by 20 thousand units, or 3.8%, to 506 thousand units in FY2015 first quarter compared with FY2014 first quarter. Meanwhile, overseas vehicle unit sales increased by 29 thousand units, or 1.7%, to 1,735 thousand units in FY2015 first quarter compared with FY2014 first quarter.

As for the results of operations, net revenues increased by 135.3 billion yen, or 2.2%, to 6,390.6 billion yen in FY2015 first quarter compared with FY2014 first quarter, and operating income increased by 29.3 billion yen, or 4.4%, to 692.7 billion yen in FY2015 first quarter compared with FY2014 first quarter. The factors contributing to an increase in operating income were cost reduction efforts of 40.0 billion yen, the effects of changes in exchange rates of 30.0 billion yen, and other factors of 49.3 billion yen. On the other hand, the factors contributing to a decrease in operating income were the increase in expenses and others of 50.0 billion yen and the effects of marketing activities of 40.0 billion yen. Quarterly income before income taxes and equity in earnings of affiliated companies increased by 47.6 billion yen, or 6.6%, to 771.8 billion yen in FY2015 first quarter compared with FY2014 first quarter. Quarterly net income attributable to Toyota Motor Corporation increased by 25.5 billion yen, or 4.6%, to 587.7 billion yen in FY2015 first quarter compared with FY2014 first quarter.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 96.6 billion yen, or 1.7%, to 5,914.6 billion yen in FY2015 first quarter compared with FY2014 first quarter. However, operating income decreased by 21.7 billion yen, or 3.6%, to 586.7 billion yen in FY2015 first quarter compared with FY2014 first quarter. The decrease in operating income was mainly due to the increase in expenses and others.

(ii) Financial services:

Net revenues for the financial services operations increased by 37.5 billion yen, or 11.0%, to 377.4 billion yen in FY2015 first quarter compared with FY2014 first quarter, and operating income increased by 46.9 billion yen, or 91.6%, to 98.2 billion yen in FY2015 first quarter compared with FY2014 first quarter. The increase in operating income was mainly due to the recording of valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses increased by 23.8 billion yen, or 10.2%, to 258.3 billion yen in FY2015 first quarter compared with FY2014 first quarter, and operating income increased by 3.6 billion yen, or 51.4%, to 10.7 billion yen in FY2015 first quarter compared with FY2014 first quarter.

TOYOTA MOTOR CORPORATION    FY2015 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Geographic Information

(i) Japan:

Net revenues in Japan decreased by 159.6 billion yen, or 4.6%, to 3,296.5 billion yen in FY2015 first quarter compared with FY2014 first quarter, and operating income decreased by 90.1 billion yen, or 19.8%, to 365.9 billion yen in FY2015 first quarter compared with FY2014 first quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(ii) North America:

Net revenues in North America increased by 153.9 billion yen, or 7.3%, to 2,259.1 billion yen in FY2015 first quarter compared with FY2014 first quarter, and operating income increased by 82.8 billion yen, or 100.2%, to 165.5 billion yen in FY2015 first quarter compared with FY2014 first quarter. The increase in operating income was mainly due to the recording of valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries and increases in both production volume and vehicle unit sales.

(iii) Europe:

Net revenues in Europe increased by 54.6 billion yen, or 9.2%, to 650.6 billion yen in FY2015 first quarter compared with FY2014 first quarter, and operating income increased by 5.6 billion yen, or 106.5%, to 10.8 billion yen in FY2015 first quarter compared with FY2014 first quarter.

(iv) Asia:

Net revenues in Asia decreased by 20.6 billion yen, or 1.7%, to 1,197.4 billion yen in FY2015 first quarter compared with FY2014 first quarter. However, operating income increased by 6.2 billion yen, or 6.0%, to 110.3 billion yen in FY2015 first quarter compared with FY2014 first quarter.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions decreased by 17.0 billion yen, or 2.8%, to 591.9 billion yen in FY2015 first quarter compared with FY2014 first quarter, and operating income decreased by 8.4 billion yen, or 19.9%, to 34.0 billion yen in FY2015 first quarter compared with FY2014 first quarter.

TOYOTA MOTOR CORPORATION    FY2015 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

2.	Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2015

Reflecting the current trend of financial results, the current forecast of consolidated financial results for FY2015 (April 1, 2014 through March 31, 2015) is set forth below. This forecast assumes average exchange rates through the fiscal year of 101 yen per US$1 and 136 yen per 1 euro.

Forecast of consolidated results for FY2015

Net revenues	25,700.0 billion yen	(an increase of 0.0% compared with FY2014)
Operating income	2,300.0 billion yen	(an increase of 0.3% compared with FY2014)
Income before income taxes and equity in earnings of affiliated companies	2,390.0 billion yen	(a decrease of 2.1% compared with FY2014)
Net income attributable to Toyota Motor Corporation	1,780.0 billion yen	(a decrease of 2.4% compared with FY2014)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2015 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying quarterly income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

In July 2013, the Financial Accounting Standards Board issued updated guidance on uncertain tax positions. This guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward for tax purposes, a similar tax loss, or a tax credit carryforward. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year, begun after December 15, 2013. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2015 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2014 first quarter (April 1, 2013 through June 30, 2013)	FY2015 first quarter (April 1, 2014 through June 30, 2014)	Increase (Decrease)
Automotive	Japan	1,059,427	1,015,997	(43,430)
	North America	484,419	503,517	19,098
	Europe	108,396	127,087	18,691
	Asia	473,419	473,866	447
	Other	128,511	118,269	(10,242)

	Total	2,254,172	2,238,736	(15,436)

Other	Housing	1,189	1,040	(149)

Note:	1 Production in “Automotive” indicates production units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2014 first quarter (April 1, 2013 through June 30, 2013)	FY2015 first quarter (April 1, 2014 through June 30, 2014)	Increase (Decrease)
Automotive	Japan	525,777	505,827	(19,950)
	North America	688,656	710,409	21,753
	Europe	192,511	207,481	14,970
	Asia	394,866	385,376	(9,490)
	Other	430,049	432,192	2,143

	Total	2,231,859	2,241,285	9,426

Other	Housing	988	898	(90)

Note:	1 Sales in “Automotive” indicates sales units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2015 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

5.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets

	(Yen in millions)
	FY2014 (March 31, 2014)	FY2015 first quarter (June 30, 2014)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,041,170	2,175,052	133,882
Time deposits	180,207	115,834	(64,373)
Marketable securities	2,046,877	2,076,170	29,293
Trade accounts and notes receivable, less allowance for doubtful accounts	2,036,232	1,793,667	(242,565)
Finance receivables, net	5,628,934	5,615,585	(13,349)
Other receivables	351,182	373,278	22,096
Inventories	1,894,704	1,972,856	78,152
Deferred income taxes	866,386	850,853	(15,533)
Prepaid expenses and other current assets	672,014	600,979	(71,035)

Total current assets	15,717,706	15,574,274	(143,432)

Noncurrent finance receivables, net	8,102,294	8,143,879	41,585
Investments and other assets:
Marketable securities and other securities investments	6,765,043	6,800,260	35,217
Affiliated companies	2,429,778	2,391,908	(37,870)
Employees receivables	44,966	44,697	(269)
Other	736,388	735,123	(1,265)

Total investments and other assets	9,976,175	9,971,988	(4,187)

Property, plant and equipment:
Land	1,314,040	1,314,447	407
Buildings	4,073,335	4,094,213	20,878
Machinery and equipment	10,381,285	10,307,943	(73,342)
Vehicles and equipment on operating leases	3,709,560	3,883,569	174,009
Construction in progress	286,571	319,489	32,918

Total property, plant and equipment, at cost	19,764,791	19,919,661	154,870

Less – Accumulated depreciation	(12,123,493)	(12,154,085)	(30,592)

Total property, plant and equipment, net	7,641,298	7,765,576	124,278

Total assets	41,437,473	41,455,717	18,244

TOYOTA MOTOR CORPORATION    FY2015 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2014 (March 31, 2014)	FY2015 first quarter (June 30, 2014)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	4,830,820	4,587,346	(243,474)
Current portion of long-term debt	2,949,663	3,262,313	312,650
Accounts payable	2,213,218	2,101,543	(111,675)
Other payables	845,426	768,521	(76,905)
Accrued expenses	2,313,160	2,374,298	61,138
Income taxes payable	594,829	238,813	(356,016)
Other current liabilities	933,569	987,082	53,513

Total current liabilities	14,680,685	14,319,916	(360,769)

Long-term liabilities:
Long-term debt	8,546,910	8,638,078	91,168
Accrued pension and severance costs	767,618	789,273	21,655
Deferred income taxes	1,811,846	1,825,053	13,207
Other long-term liabilities	411,427	425,109	13,682

Total long-term liabilities	11,537,801	11,677,513	139,712

Total liabilities	26,218,486	25,997,429	(221,057)

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2014 and June 30, 2014 issued: 3,447,997,492 shares at March 31, 2014 and 3,417,997,492 shares at June 30, 2014	397,050	397,050	—
Additional paid-in capital	551,308	549,750	(1,558)
Retained earnings	14,116,295	14,267,629	151,334
Accumulated other comprehensive income (loss)	528,161	501,770	(26,391)
Treasury stock, at cost, 278,231,473 shares at March 31, 2014 and 248,146,459 shares at June 30, 2014	(1,123,666)	(1,002,166)	121,500

Total Toyota Motor Corporation shareholders’ equity	14,469,148	14,714,033	244,885

Noncontrolling interests	749,839	744,255	(5,584)

Total shareholders’ equity	15,218,987	15,458,288	239,301

Commitments and contingencies

Total liabilities and shareholders’ equity	41,437,473	41,455,717	18,244

TOYOTA MOTOR CORPORATION    FY2015 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income

First quarter for the three months ended June 30

Quarterly Consolidated Statements of Income

	(Yen in millions)
	FY2014 first quarter (Three months ended June 30, 2013)	FY2015 first quarter (Three months ended June 30, 2014)	Increase (Decrease)
Net revenues:
Sales of products	5,926,535	6,023,590	97,055
Financing operations	328,784	367,098	38,314

Total net revenues	6,255,319	6,390,688	135,369

Costs and expenses:
Cost of products sold	4,802,456	4,896,086	93,630
Cost of financing operations	219,797	199,089	(20,708)
Selling, general and administrative	569,683	602,785	33,102

Total costs and expenses	5,591,936	5,697,960	106,024

Operating income	663,383	692,728	29,345

Other income (expense):
Interest and dividend income	38,163	46,483	8,320
Interest expense	(4,584)	(3,914)	670
Foreign exchange gain, net	9,477	12,985	3,508
Other income, net	17,724	23,544	5,820

Total other income (expense)	60,780	79,098	18,318

Quarterly income before income taxes and equity in earnings of affiliated companies	724,163	771,826	47,663

Provision for income taxes	210,130	259,973	49,843
Equity in earnings of affiliated companies	89,938	105,329	15,391

Quarterly net income	603,971	617,182	13,211

Less: Quarterly net income attributable to noncontrolling interests	(41,777)	(29,408)	12,369

Quarterly net income attributable to Toyota Motor Corporation	562,194	587,774	25,580

	(Yen)
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	177.45	185.43	7.98
Diluted	177.32	185.34	8.02

TOYOTA MOTOR CORPORATION    FY2015 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Quarterly Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2014 first quarter (Three months ended June 30, 2013)	FY2015 first quarter (Three months ended June 30, 2014)	Increase (Decrease)
Quarterly net income	603,971	617,182	13,211
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	117,861	(85,510)	(203,371)
Unrealized gains (losses) on securities	260,921	52,495	(208,426)
Pension liability adjustments	2,779	451	(2,328)

Total other comprehensive income (loss)	381,561	(32,564)	(414,125)

Quarterly comprehensive income	985,532	584,618	(400,914)

Less: Quarterly comprehensive income attributable to noncontrolling interests	(50,673)	(23,235)	27,438

Quarterly comprehensive income attributable to Toyota Motor Corporation	934,859	561,383	(373,476)

TOYOTA MOTOR CORPORATION    FY2015 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Quarterly Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2014 first quarter (Three months ended June 30, 2013)	FY2015 first quarter (Three months ended June 30, 2014)
Cash flows from operating activities:
Quarterly net income	603,971	617,182
Adjustments to reconcile quarterly net income to net cash provided by operating activities
Depreciation	287,661	316,004
Provision for doubtful accounts and credit losses	8,187	11,321
Pension and severance costs, less payments	3,738	5,718
Losses on disposal of fixed assets	5,607	5,027
Unrealized losses on available-for-sale securities, net	2,526	15
Deferred income taxes	(19,375)	26,828
Equity in earnings of affiliated companies	(89,938)	(105,329)
Changes in operating assets and liabilities, and other	226,961	(1,170)

Net cash provided by operating activities	1,029,338	875,596

Cash flows from investing activities:
Additions to finance receivables	(3,015,498)	(3,190,505)
Collection of and proceeds from sales of finance receivables	2,722,212	2,982,259
Additions to fixed assets excluding equipment leased to others	(239,446)	(264,417)
Additions to equipment leased to others	(403,833)	(531,883)
Proceeds from sales of fixed assets excluding equipment leased to others	8,655	13,743
Proceeds from sales of equipment leased to others	205,701	181,521
Purchases of marketable securities and security investments	(1,702,481)	(753,193)
Proceeds from sales of and maturity of marketable securities and security investments	1,081,860	790,883
Changes in investments and other assets, and other	33,476	73,664

Net cash used in investing activities	(1,309,354)	(697,928)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,127,431	1,050,791
Payments of long-term debt	(821,711)	(541,420)
Decrease in short-term borrowings	(43,045)	(186,965)
Dividends paid to Toyota Motor Corporation shareholders	(190,046)	(316,977)
Dividends paid to noncontrolling interests	(23,581)	(29,499)
Reissuance (repurchase) of treasury stock	4,709	330

Net cash provided by (used in) financing activities	53,757	(23,740)

Effect of exchange rate changes on cash and cash equivalents	34,249	(20,046)

Net increase (decrease) in cash and cash equivalents	(192,010)	133,882

Cash and cash equivalents at beginning of period	1,718,297	2,041,170

Cash and cash equivalents at end of period	1,526,287	2,175,052

Note:

In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2015 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(5) Segment Information

(i) Segment operating results

FY2014 first quarter (Three months ended June 30, 2013)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	5,807,049	328,784	119,486	—	6,255,319
Inter-segment sales and transfers	10,956	11,092	114,985	(137,033)	—

Total	5,818,005	339,876	234,471	(137,033)	6,255,319
Operating expenses	5,209,509	288,607	227,337	(133,517)	5,591,936

Operating income	608,496	51,269	7,134	(3,516)	663,383

FY2015 first quarter (Three months ended June 30, 2014)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	5,900,070	367,098	123,520	—	6,390,688
Inter-segment sales and transfers	14,597	10,330	134,796	(159,723)	—

Total	5,914,667	377,428	258,316	(159,723)	6,390,688
Operating expenses	5,327,915	279,215	247,517	(156,687)	5,697,960

Operating income	586,752	98,213	10,799	(3,036)	692,728

TOYOTA MOTOR CORPORATION    FY2015 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(ii) Geographic information

FY2014 first quarter (Three months ended June 30, 2013)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,939,067	2,062,276	568,278	1,123,017	562,681	—	6,255,319
Inter-segment sales and transfers	1,517,149	42,857	27,720	95,050	46,337	(1,729,113)	—

Total	3,456,216	2,105,133	595,998	1,218,067	609,018	(1,729,113)	6,255,319

Operating expenses	3,000,141	2,022,462	590,734	1,113,889	566,512	(1,701,802)	5,591,936

Operating income	456,075	82,671	5,264	104,178	42,506	(27,311)	663,383

FY2015 first quarter (Three months ended June 30, 2014)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,908,471	2,196,326	621,370	1,114,044	550,477	—	6,390,688
Inter-segment sales and transfers	1,388,060	62,797	29,288	83,384	41,481	(1,605,010)	—

Total	3,296,531	2,259,123	650,658	1,197,428	591,958	(1,605,010)	6,390,688

Operating expenses	2,930,568	2,093,587	639,790	1,087,042	557,907	(1,610,934)	5,697,960

Operating income	365,963	165,536	10,868	110,386	34,051	5,924	692,728

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East.

(6) Significant Changes in Shareholders’ Equity

None